SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LiqTech International, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

53632A 102
(CUSIP Number)

David N. Nemelka

743 West 1200 North, Suite 100

Springville, UT 84663

(801) 361-3746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box.      .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53632A 102

1	Names of Reporting Persons David N. Nemelka
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0(1)
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 2,395,717
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,395,717
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13	Percent of Class Represented by Amount in Row (11) 8.56%
14	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person transferred all voting power with respect to all shares beneficially owned by him to the CEO of the Issuer, or such other person as may be designated by the Issuer, pursuant to a voting agreement dated as of November 1, 2013.  The voting agreement provides that the CEO or other designee will vote such shares in strict proportion (for, against, withheld, and/or abstain) to the votes collectively cast by all of the other voting stockholders who are present and voting.

ITEM 1.

Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to shares of common stock, par value $0.001 (the “Common Stock”), of LiqTech International, Inc., a Nevada corporation (the “Issuer”), formerly named Blue Moose Corporation.  The address of the principal executive offices of the Issuer is Industriparken 22C, DK 2750, Ballerup, Denmark.  Amendment No. 3 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on September 2, 2011, as amended by Amendment No. 1 thereto filed on June 27, 2012 and Amendment No. 2 thereto filed on April 12, 2013.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.

Source and Amount of Funds or Other Consideration

The Issuer has outstanding common stock purchase warrants entitling the holder to purchase one share of Common Stock for each warrant held at an exercise price of $1.50 per share at any time on or before December 31, 2016 (the “1.50 Warrants”).  In order to provide an incentive for the early exercise of the $1.50 Warrants, the Issuer offered to issue an additional Common Stock purchase warrant for each of the $1.50 Warrants exercised, which new warrant would entitle the holder to purchase one share of Common Stock for each warrant held at an exercise price of $2.70 per share at any time on or before December 31, 2016 (the “2.70 Warrants”).  On October 7, 2013, the Reporting Person exercised 647,000 of the $1.50 Warrants and on October 24, 2013, the Issuer accepted the warrant exercise.  Pursuant to a Loan and Security Agreement dated as of October 8, 2013 between the Reporting Person and Linley Ltd. (the “Holder”), the Reporting Person borrowed $1,000,000 from the Holder (the “Loan”) to pay the $970,500 exercise price for the $1.50 Warrants exercised by him.  The Loan is evidenced by a $1,000,000 secured promissory note from the Reporting Person to the Holder (the “Secured Note”), which is due on or before April 8, 2014, without interest.  The Secured Note is secured by 850,000 shares of the Reporting Person’s Common Stock.  As consideration for the Loan, the Reporting Person granted the Holder a profit sharing interest in the 850,000 shares of Common Stock and agreed to pay all profit from the sale of such shares to the Holder until such time as the Holder has received $100,000 (the “Profit Sharing Interest”).  In addition, the Reporting Person agreed to instruct the Issuer to issue directly to the Holder 167,500 of the $2.70 Warrants that were issuable upon the exercise of the Reporting Person’s $1.50 Warrants.  In the event the Reporting Person should fail to pay the Secured Note or the Profit Sharing Interest when due, the Holder could acquire investment and dispositive power with respect to some or all of the 850,000 shares of Common Stock pledged as collateral for the Loan.  The Reporting Person, Linley and a third party escrow agent (the “Escrow Agent”), entered into an escrow agreement pursuant to which the Escrow Agent agreed to hold 850,000 shares of Common Stock pledged as collateral for the Secured Note and to deliver such shares to the Reporting Person upon the timely payment of the Loan and Profit Sharing Amount or to deliver the shares to the Holder if the Reporting Person should fail to pay the Loan and Profit Sharing Amount on or before April 8, 2014.

On November 1, 2013 the Reporting Person entered into an amended security agreement with McColee Partners LLC pursuant to which the Reporting Person pledged 497,000 shares of the Reporting Person’s Common Stock as security for a promissory note dated May 1, 2013 in the face amount of $300,000.

ITEM 4.

Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Stock for investment purposes.  In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  As reported herein, the Reporting Person currently holds 293,000 of the $1.50 Warrants and 479,500 of the $2.70 Warrants.  The Reporting Person may elect to exercise some or all of the common stock purchase warrants from time to time based on various factors including the market price for the Common Stock, the exercise price of the warrants, the expiration date of the warrants and the factors discussed above with respect to the Reporting Person’s evaluation of alternatives.  In addition, the Reporting Person plans to sell shares of Common Stock from time to time to make payments on the secured notes described herein.  Except as discussed above, the Reporting Person currently has no plans to engage in the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or in privately negotiated transactions.  The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is deemed to beneficially own 2,395,717 shares of Common Stock, representing approximately 8.56% of the Issuer’s outstanding Common Stock based on the 24,511,500 shares of Common Stock outstanding as of August 14, 2013, as reported in the Issuer’s current report on Form 10-Q filed on August 14, 2013, and the additional 2,700,667 shares issued by the Issuer upon exercise of the $1.50 Warrants as extrapolated from the Issuer’s press release dated October 9, 2013.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to warrants exercisable within 60 days have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 1,582,617 shares owned directly by the Reporting Person; (ii) 293,000 of the $1.50 Warrants owned directly by the Reporting Person (iii) 479,500 of the $2.70 Warrants owned directly by the Reporting Person; (iv) 10,600 shares held of record by the Roth 401(k) Plan of McKinley Capital, Inc., a Utah corporation controlled by the Reporting Person; and (v) 30,000 shares held of record by Tradeco, Corp., a Utah corporation controlled by the Reporting Person.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:  0

(i)

Shared power to vote or direct the vote:  0

(i)

Sole power to dispose or direct the disposition:  2,395,717

(i)

Shared power to dispose or direct the disposition:  0

The Reporting Person, the Roth 401(k) Plan of McKinley Enterprises, Inc. and Tradeco Corp. entered into a Voting Agreement dated as of November 1, 2013 with the Issuer and Finn Helmer, the current CEO of the Issuer, pursuant to which the Reporting Person appointed Mr. Helmer, or any substitute designee appointed by the Issuer in the Issuer’s sole discretion other than the Reporting Person or a member of the Reporting Person’s family, as the Reporting Person’s proxy and attorney-in-fact to vote or act by written consent with respect to all shares of Common Stock beneficially owned by the Reporting Person as of the record date for any such action.  The voting agreement provides that Mr. Helmer or other designee will vote such shares in strict proportion (for, against, withheld, and/or abstain) to the votes collectively cast by all of the other voting stockholders who are present and voting.  The Voting Agreement will continue in effect for so long as the Reporting Person beneficially owns any shares of the Issuer’s common stock.  Any shares sold or transferred by the Reporting Person will automatically be released from the Voting Agreement and a purchaser shall acquire the shares with no obligation thereunder.

(c)

The following constitute all transactions with respect to the Common Stock effected directly or indirectly by the Reporting Person during the past sixty (60) days, inclusive of any transactions effected through the close of business on October 31, 2013: (i) on October 4, 2013, the Reporting Person transferred and assigned 20,000 of the $1.50 Warrants to a third party in a private transaction for $0; and (ii) as described in Item 3 of this Report, on October 7, 2013, the Reporting Person provided notice of exercise to the Issuer with respect to 647,000 of the $1.50 Warrants and on October 24, 2013, the Issuer accepted the exercise of such warrants and issued to the Reporting Person 647,000 shares of Common Stock and 479,500 of the $2.70 Warrants.  The Issuer also issued 167,500 of the $2.70 Warrants directly to the Holder as partial consideration for the Loan as described herein.

(d)

Except as described herein and in Item 3 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock described in subparagraph (a) above.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Other than as described in Items 3, 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

Material to be Filed as Exhibits

Exhibit 1

Loan and Security Agreement between the Reporting Person and the Holder dated as of October 8, 2013.

Exhibit 2

Escrow Agreement among the Reporting Person, the Holder and the Escrow Agent, dated as of October 8, 2013.

Exhibit 3

Amended Security Agreement between the Reporting Person and McColee Partners LLC dated as of November 1, 2013.

Exhibit 4

Voting Agreement dated as of November 1, 2013 by and among the Reporting Person, Tradeco Corp., the Roth 401(k) Plan of McKinley Capital, Inc., Finn Helmer, an individual and the current Chief Executive Officer of LiqTech International, Inc., a Nevada corporation (the “Company”), and the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2013

/s/ David N. Nemelka

David N. Nemelka